SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                04 April 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 04 April 2008 re: Director/PDMR Shareholding


                  Secretary's Department     Direct line:     020-7356 2108
                  25 Gresham Street          Network:        7-400 2108
                  London                     Switchboard:  020-7626 1500
                  EC2V 7HN                   Facsimile:       020-7356 1038
                                             Network Fax:  7-400 1038
                                             email: mike.hatcher@lloydstsb.co.uk



The London Stock Exchange                                     4th April, 2008

RNS
10 Paternoster Square
London EC4M 7LS


Dear Sirs


Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibility

On 4th April, 2008 a conditional award of 506,482 ordinary shares of 25p each in Lloyds TSB Group plc was made to Mrs. H.A. Weir under the Lloyds TSB long-term
incentive plan 2006, at 462.75p per share.   The actual number of shares, if
any, to be received, in due course, will be determined in accordance with the rules of the plan.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.


Yours faithfully,



M.R. Hatcher
Deputy Secretary



             Lloyds TSB Group plc is registered in Scotland no. 95000

   Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.




                  Secretary's Department     Direct line:     020-7356 2108
                  25 Gresham Street          Network:        7-400 2108
                  London                     Switchboard:  020-7626 1500
                  EC2V 7HN                   Facsimile:       020-7356 1038
                                             Network Fax:  7-400 1038
                                             email: mike.hatcher@lloydstsb.co.uk



The London Stock Exchange                                     4th April, 2008

RNS
10 Paternoster Square
London EC4M 7LS



Dear Sirs


Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibility

On 4th April, 2008 a conditional award of 838,735 ordinary shares of 25p each in Lloyds TSB Group plc was made to Mr. J.E. Daniels under the Lloyds TSB long-term
incentive plan 2006, at 462.75p per share.   The actual number of shares, if
any, to be received, in due course, will be determined in accordance with the rules of the plan.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.



Yours faithfully,




M.R. Hatcher
Deputy Secretary


             Lloyds TSB Group plc is registered in Scotland no. 95000

   Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.




                  Secretary's Department     Direct line:     020-7356 2108
                  25 Gresham Street          Network:        7-400 2108
                  London                     Switchboard:  020-7626 1500
                  EC2V 7HN                   Facsimile:       020-7356 1038
                                             Network Fax:  7-400 1038
                                             email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange                                     4th April, 2008

RNS
10 Paternoster Square
London EC4M 7LS



Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibility

On 4th April, 2008 a conditional award of 518,638 ordinary shares of 25p each in Lloyds TSB Group plc was made to Mr. G.T. Tate under the Lloyds TSB long-term
incentive plan 2006, at 462.75p per share.   The actual number of shares, if
any, to be received, in due course, will be determined in accordance with the rules of the plan.

The notification relates to a transaction notified to Lloyds TSB Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's
disclosure and transparency rules.   The transaction took place in the UK and
the shares are listed on the London Stock Exchange.

Yours faithfully,



M.R. Hatcher
Deputy Secretary



            Lloyds TSB Group plc is registered in Scotland no. 95000

   Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     04 April 2008